UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

EPSILON ENERGY LTD.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, no par value per share

(Title of Class of Securities)

294375209
(CUSIP Number of Class of Securities)

Michael Raleigh
Chief Executive Officer

Epsilon Energy Ltd.
16945 Northchase Drive, Suite 1610

Houston, Texas 77060

(281) 670-0002

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Gislar Donnenberg
DLA Piper LLP (US)
1000 Louisiana, Suite 2800
Houston, Texas 77002
(713) 425-8451

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$7,151,324.04	$928.24

(1)                                 The transaction valuation is estimated only for purposes of calculating the filing fee. This calculation assumes the purchase of a total of 2,337,034 shares of common shares, no par value, at the offer price of $3.06 per share.

(2)                                 The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, equals $129.80 for each $1,000,000 of the value of the transaction.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$928.36.	Filing Party:	Epsilon Energy Ltd.
Form or Registration No.:	Schedule TO.	Date Filed:	July 2, 2020.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on May 19, 2020 (as amended by Amendment No. 1 filed with the SEC on June 4, 2020, Amendment No. 2 filed with the SEC on July 2, 2020, this amendment, and as it may be further amended from time to time, the “Schedule TO”), by Epsilon Energy Ltd., a corporation organized under the laws of Alberta (the “Company”). The Schedule TO relates to an offer by the Company to purchase for cash up to 2,000,000 shares of the Company’s issued and outstanding common shares, no par value (the “Common Shares”), for US$3.06 per share (subject to any applicable withholding taxes), without interest, upon the terms and subject to the conditions contained in the Offer to Purchase, dated May 19, 2020 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), the related Letter of Transmittal (the “Letter of Transmittal”), and the related Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), all of which were previously filed as exhibits to the Schedule TO.

The information in the Schedule TO, including all exhibits to the Schedule TO, which were previously filed with the Schedule TO or any amendment thereto, is incorporated herein by reference in response to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3.  Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.  All capitalized terms used but not specifically defined in this Amendment No. 3 shall have the meanings given to such terms in the Offer and Circular.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On July 6, 2020, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern time, on June 30, 2020. A copy of the press release is filed as Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(iv)	Press Release, dated July 6, 2020.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2020	EPSILON ENERGY LTD

	By:	/s/ MICHAEL RALEIGH
Name: Michael Raleigh
Title: Chief Executive Officer

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